September 9, 2019

Filed via EDGAR
Ms. Elena Stojic
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Subject:	Franklin Templeton ETF Trust (the “Trust”) (File Nos. 333-208873; 811-23124)

Dear Ms. Stojic:

On behalf of the Trust, submitted herewith under the EDGAR system is the Trust’s supplemental response to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 42 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  The Amendment was filed to register a new series of the Trust designated as the Franklin Liberty U.S. Core Bond ETF (the “Fund”).  In correspondence filed on August 30, 2019 in response to the Staff’s comments on the Amendment, the Fund previously indicated its expectation that its principal investments would not include privately-issued (non-agency) mortgage-backed securities. The Fund wishes to amend its response to clarify that the Fund may invest principally in agency as well as non-agency mortgage-backed securities and has revised the principal investment strategy and risk disclosure in the prospectus accordingly.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss.

Sincerely, /s/Navid Tofigh Navid Tofigh Vice President and Secretary Franklin Templeton ETF Trust

cc:	Julie Patel